November 27, 2024

Jon Stenberg
Chief Executive Officer
Citizens, Inc.
11815 Alterra Parkway, Floor 15
Austin, Texas 78758

       Re: Citizens, Inc.
           Registration Statement on Form S-3
           Filed November 22, 2024
           File No. 333-283406
Dear Jon Stenberg:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance